

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Mengmeng Li
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Yingbin Road
Shangrao Economic Development Zone
Jiangxi Province, 334100
The People's Republic of China

> **Re: JinkoSolar Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 31, 2023**
> **File No. 001-34615**

Dear Mengmeng Li:

We have reviewed your August 31, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

1. We note from your response to prior comment 2 that you "reviewed the bios" of each of your directors before determining that none of them are officials of the Chinese Communist Party. We also note from the information about Mr. Yingqiu Liu on page 120 of your Form 20-F that he appears to be currently or formerly employed by, a member of, or otherwise affiliated with several organizations and committees that are controlled by or otherwise affiliated with the Chinese Communist Party. Please tell us more about how you considered Mr. Liu's biography by addressing the following:
    *   Tell us more about each organization or committee identified in Mr. Liu's biography on page 120 of your Form 20-F, including whether and how it is affiliated with the Chinese Communist Party.

- Tell us how you considered whether Mr. Liu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 120 of your Form 20-F.
- Tell us whether Mr. Liu is a member of the Chinese Communist Party.
- Tell us how you considered the above factors when reaching the conclusion that Mr. Liu is not an official of the Chinese Communist Party.

Please contact Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shuang Zhao